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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company (Issuer))

Methode Electronics, Inc.
(Names of Filing Persons (Issuer))

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
 James W. Ashley, Jr.
Lord, Bissell & Brook
115 South LaSalle Street
Chicago, Illinois 60603
(312) 443-0700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*
*
A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  Not Applicable

        Form or Registration No.:  Not Applicable

        Filing Party:  Not Applicable

        Date Filed:  Not Applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

        Methode Electronics, Inc. ("Methode") has filed the documents included in Item 12 with the Securities and Exchange Commission (the "Commission") in relation to a special meeting of eligible Class A common stockholders of Methode at which the eligible Class A common stockholders of Methode will consider and vote upon a proposal to approve the making of a tender offer by Methode to purchase all of the outstanding shares of Methode's Class B common stock.

        Methode has not commenced the offer to purchase that is referred to in this communication and the exhibits hereto. Upon commencement of such offer, Methode will file with the Commission a Schedule TO and related exhibits, including an offer to purchase, letter of transmittal and other related documents. Stockholders of Methode who are eligible to participate in the offer to purchase are strongly encouraged to read the Schedule TO and related exhibits when these become available because they will contain important information about the offer to purchase. The Schedule TO and related exhibits will be available without charge at the Commission's website at www.sec.gov and will be delivered without charge to all stockholders of Methode who are eligible to participate in the offer to purchase. Those eligible to participate may also obtain additional copies of these documents without charge by contacting the person specified in these documents when they become available.

Item 12.    Exhibits.

Exhibit No.	Description
99.1	Methode Electronics, Inc. Revised Preliminary Proxy Soliciting Materials filed with the Securities and Exchange Commission on March 18, 2003 and incorporated herein by reference.
99.2	Methode Electronics, Inc. Schedule 13E-3 Initial Going Private Transaction Statement filed with the Securities and Exchange Commission on March 18, 2003 and incorporated herein by reference.
99.3	Methode Electronics, Inc. Revised Preliminary Proxy Soliciting Materials filed with the Securities and Exchange Commission May 1, 2003 and incorporated herein by reference.
99.4
Methode Electronics, Inc. Schedule 13E-3/A Amendment No. 1 to Initial Going Private Transaction Statement filed with the Securities and Exchange Commission May 1, 2003 and incorporated herein by reference.

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  Item 12. Exhibits.